
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 19, 2009

Via U.S. Mail and Fax (801.433.2222)
Mr. Terry Deru
Chief Financial Officer
BBM Holdings, Inc.
1245 Brickyard Road
No. 590
Salt Lake City, UT 84106

> **RE: BBM Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Form 10-Q for Fiscal Quarters Ended December 31, 2008**
> **File No. 333-88480**

Dear Mr. Deru:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 9A. Controls and Procedures, page 15

1.   Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by the report, based on your evaluation of these controls and procedures as required by paragraph (b) of Rule 13a-15 or Rule 15d-15. Refer to Item 307 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

2.   We note from your discussion of material subsequent events within Item 1. of your Form 10-K for the fiscal year ended September 30, 2008, which begins on page 8, that during November 2008 the company made an offer to acquire YM BioSciences Inc., entered into an acquisition agreement with Dr. S.Z. Hirschman, and announced the acquisition of "a new technology with several preclinical compounds". Please revise your MD&A to provide detailed discussion as to the status of these agreements and how management believes they will affect the company on a forward looking basis.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director